Mail Stop 3010

May 6, 2009

Mr. Walter W. Bettinger II
President and Chief Executive Officer
The Charles Schwab Corporation
120 Kearny Street
San Francisco, CA 94108

> **Re: The Charles Schwab Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed on February 25, 2009**
> **Definite Proxy Statement on Schedule 14A**
> **Filed on March 30, 2009**
> **File No. 001-09700**

Dear Mr. Bettinger:

We have reviewed your filing and have the following comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2008

Legal Proceedings, page 11

1. We note your disclosure regarding the YieldPlus Fund Litigation and the Total Bond Market Fund Litigation. Please provide additional disclosure regarding the factual basis alleged to underlie each of these legal proceedings. Please see Item 103 of Regulation S-K. Please provide this disclosure in future filings and tell us how you plan to comply.

<u>Market for Registrant's Common Equity, Related Stockholder Matters and Issuer
Purchases of Equity Securities, page 12</u>

2.   Please provide the disclosure of your quarterly high and low sales prices required
        by Item 201(a)(1)(ii) of Regulation S-K in a table under Item 5 of your Form 10-
        K. Please provide this disclosure in future filings and tell us how you plan to
        comply.

<u>Management's Discussion and Analysis of Financial Condition and Results of
Operations, page</u>

<u>Credit Risk, page 33</u>

3.   Refer to the last paragraph. We note that the company maintains credit
        underwriting standards that have limited the exposure to the types of loans that
        experienced high foreclosures and loss rates elsewhere in the industry during
        2008. Please tell us the loan-to-value ratios, and collateral requirements for the
        major types of loans in your portfolio and whether there have been any significant
        changes during the periods presented.

4.   Refer to the table on page 34. We note that your table presents the credit ratings
        for U.S agency and non-agency mortgage-backed securities by year of
        origination. Clarify to us whether any non-agency mortgage backed securities
        were originated in fiscal year 2008. If you have changed your business model to
        no longer originate these types of loans, tell us what consideration was given to
        disclosing that and the reasons for no longer pursuing that aspect of your business.

<u>Concentration Risk, page 35</u>

5.   We note that you have discussed concentrations within your loan portfolio as it
        relates to your adjustable rate mortgage loans. Tell us your consideration in
        discussing other significant concentrations within your loan portfolio, where there
        is an inherent elevated credit risk (e.g. HELOCs, etc).

<u>Note 2 – Summary of Significant Accounting Policies</u>

<u>Loans to banking clients, page 48</u>

6.   Reference is made to your last paragraph. We note that significant variables
        within your models to determine the allowance for credit losses include housing
        prices and interest rates that are based on historical pricings and volatility. Given
        the unprecedented changes in the housing market, please advise us and clarify in
        your disclosure how your models that are based on historical patterns address the
        current environment.

Note 5 – Securities Available for Sale and Securities Held to Maturity, page 52

7.   We note that despite Alt-A mortgage-backed securities experiencing deteriorating credit characteristics, increased delinquencies, and valuation pressure in 2008, the company determined that no other-than-temporary impairment existed at December 31, 2008. Explain to us how you determined that an other-than-temporary impairment charge should have not been recognized in relation to these mortgage-backed securities.

Note 13 – Commitments and Contingent Liabilities, page 58

8.   Based on various press reports, we note that YieldPlus Fund has experienced significant losses during fiscal year 2008. Please provide us with more details regarding your interests and/or exposure to this fund, if any, and what consideration you gave to including a discussion of your exposure in your filing.

Note 14 – Financial Instruments Subject to Off-Balance Sheet Risk, Credit Risk, or Market Risk, page 60

Commitments to extend credit, page 68

9.   We note that majority of Schwab Bank's firm commitments are related to mortgage lending to banking clients. Firm commitments totaled $5.0 billion and $3.3 billion at December 31, 2008 and 2007, respectively. Please tell us how you considered your degree of risk exposure to these loan commitments and how such risk exposure is taken into account in your valuation of these instruments.

Definitive Proxy Statement on Schedule 14A

Compensation Discussion and Analysis, page 10

Annual Cash Incentives, page 11

10.   We note your disclosure regarding target levels for revenue growth and pre-tax profit margin as well as actual results for these two performance measures. Please explain how the formula-based matrix supported an award payout of 76.4% of target amounts. In other words, how did the stated targets and actual results achieved produce an award payout of 76.4%? Please also describe the individual performance goals used for each named executive officer, and explain why no adjustments were made for individual performance. Please provide this disclosure in future filings and tell us how you plan to comply.

Long-Term Incentives, page 12

11.   We note your disclosure regarding performance-based restricted stock and the points at which the performance shares will vest. Please disclose how you calculate the term "pre-tax contribution margin" which you state is pre-tax adjusted income divided by revenue. Please refer to Instruction 5 to Item 402(b)(2) of Regulation S-K and provide disclosure as to how the number is calculated in relation to your audited financial statements.

12.   Please also explain what amount of the performance shares will vest upon attainment of the targets and why the points at which the performance shares will vest for revenue growth are increasing from 1% to 4% but the points at which performance shares will vest for pre-tax contribution margin are decreasing from 29.5% to 28.0%. Please provide this disclosure in future filings and tell us how you plan to comply.

*   *   *   *

As appropriate, please respond to this comment within 10 business days or tell us when you will provide us with a response. Please file your responses on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosures in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosures, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosures in the filings;

- staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Philip Rothenberg, Staff Attorney at (202) 551-3466 or Sonia Barros, Special Chief Counsel at (202) 551-3655 if you have questions regarding comments on the proxy statement and related matters. Please contact Yolanda Crittendon, Staff Accountant at (202) 551-3472 or me at (202) 551-3413 with any other questions.

Sincerely,

Cicely LaMothe
Accounting Branch Chief